Registration No. 333-120795

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SAP AG
(Exact name of issuer of deposited securities as specified in its charter)

SAP Corporation
(Translation of issuer’s name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250 9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
Attention:  Brad Brubaker
1-610-661-1000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100
It is proposed that this filing become effective under Rule 466:      ☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per ADS	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share, without nominal value, of SAP AG	N/A	N/A	N/A	N/A
(1)   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

EXPLANATORY NOTE

This Registration Statement on Form F-6 is being filed to reflect a change in ratio of underlying securities per American depositary share.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, and incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting the deposited securities	Articles 15, 16 and 18

(iii) The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

(v) The sale or exercise of rights	Articles 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit arrangement	Articles 20 and 21

(viii) Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article 11

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

3. Fees and Charges	Articles 7 and 8

Item 2.	AVAILABLE INFORMATION

Statement that SAP AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission. These reports and documents can be inspected by holders of America Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung as Issuer, Deutsche Bank Trust Company Americas as successor Depositary, and each Owner and Holder from time to time of American Depositary Receipts issued thereunder. Previously filed on November 26, 2004 as an Exhibit to Registration Statement 333-120795 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Amended and Restated Deposit Agreement. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed on November 26, 2004 as an Exhibit to Registration Statement 333-120795 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed on November 26, 2004, set forth on to the signature page to Registration Statement 333-120795 and incorporated herein by reference.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of December, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one Ordinary Share, without nominal value, of SAPAG.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Jeff Margolick
Name: Jeff Margolick
Title: Director

By:	/s/ Jane Taylor
Name: Jane Taylor
Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, SAP AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Walldorf, Germany on March __, 2006.

SAP AG

By:	/s/ Prof. Dr. Henning Kagermann	By:	/s/ Dr. Werner Bandt
	Name: Prof. Dr. Henning Kagermann		Name: Dr. Werner Brandt
	Title: Chairman of the Executive Board and CEO		Title: Member of the Executive Board and CFO

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on December 19, 2006

By:	/s/*Dr. Peter Zencke	By:	/s/ Dr. Werner Bandt
	Name: Dr. Peter Zencke		Name: Dr. Werner Brandt
	Title: Member of the Executive Board		Title: Member of the Executive Board and CFO (Principal Accounting Officer and Financial Officer)

By:	/s/*Prof. Dr. Claus Heinrich	By:	/s/ Prof. Dr. Henning Kagermann
	Name: Prof. Dr. Claus Heinrich		Name: Prof. Dr. Henning Kagermann
	Title: Member of the Executive Board		Title: Chairman of the Executive Board and CEO (Principal Executive Officer)

By:	/s/*Brad Brubaker
Name: Brad Brubaker
Title: Authorized U.S. Representative

*By:	/s/ Dr. Henning Kagermann
Prof. Dr. Henning Kagermann
Power-of-Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment to Deposit Agreement
(e)	Rule 466 Certification